UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q

☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period End: June 30, 2024

For transition period:

Part I: REGISTRANT INFORMATION

Leet Technology Inc.

Full Name of the Registrant

Blow & Drive Interlock Corporation, Jam Run Acquisition Corporation

Former Name if Applicable

805, 8th Floor, Menara Mutiara Majestic, Jalan Othman, 46000, Petaling Jaya, Selangor Malaysia

Address of Principal Executive Office

Petaling Jaya, Selangor

City, State and Zip Code

Part II-RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets, if needed)

The Company has encountered a delay in assembling the information, in particular its financial statements for the six months ended June 30, 2024, required to be included in its June 30, 2024 Form 10-Q Report. The Company expects to file its June 30, 2024 Form 10-Q Report with the U.S. Securities and Exchange Commission within 5 calendar days of the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Song Dai	46000	+60 12-200 7665
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Leet Technology Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 13, 2024	By:	/s/ Song Dai
Title: Chief Executive Officer

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